SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.

                           FORM U-57/A

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed Under Section 33(a) of the

       Public Utility Holding Company Act, as amended, for

                     NORTHERN ELECTRIC, PLC,

                       CE ELECTRIC UK, PLC

                               and

                     CE ELECTRIC UK HOLDINGS

                   (Foreign Utility Companies)

                               by

               MIDAMERICAN ENERGY HOLDINGS COMPANY

                        (Filing Company)

     MidAmerican Energy Holdings Company, an Iowa corporation, ("MidAmerican Holdings"), as successor to CalEnergy Company Inc., a Delaware corporation, ("CalEnergy"), hereby amends Item 1, Item 2 and Exhibit A of CalEnergy's Notification of Foreign Utility Company Status filed October 30, 1996. CalEnergy is now named MidAmerican Energy Holdings Company and has acquired the holding company which owns MidAmerican Energy Company ("MidAmerican Energy"), a public utility company.

ITEM 1

1.   Names and addresses of the foreign utility companies are:

     Northern Electric, PLC, a corporation organized under the laws of England and Wales ("Northern Electric"), has its principal executive office at Carliol House, Market Street, Newcastle upon Tyne NE1 6NE, England.

     CE Electric UK, PLC, a corporation organized under the laws of England and Wales ("CE Electric"), has its principal executive office at 9 Cheapside, London, England EC4M9QQ.

     CE Electric UK Holdings, a corporation organized under the laws of England and Wales ("CE Electric Holdings"), has its principal executive office at 9 Cheapside, London, England
     EC4M9QQ.

2. Description of the facilities owned or operated by the foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas:

     Northern Electric owns facilities for the distribution of electric energy for sale and for the distribution at retail of natural or manufactured gas in the North East of England.

     Northern Electric holds a 15.4% ownership interest in a 1,875 MW gas cogeneration facility, the Teesside facility, located in Wilton, England.

     Northern Electric operates and owns a 50% interest in a 49.5
     MW gas cogeneration facility, the Viking facility, located in Seal Sand on Teesside, England.

     The sole business of CE Electric is to own voting securities of Northern Electric.

     The sole business of CE Electric Holdings is to own voting securities of CE Electric.

3. Listing of the owners of 5% or more of any class of voting security of the foreign utility companies and the amount and nature of such interests:

     CE Electric owns 100% of the voting securities of Northern
     Electric.

     CE Electric Holdings owns 100% of the voting securities of CE Electric.

     MidAmerican Holdings indirectly owns 100% of the voting securities of CE Electric Holdings.

ITEM 2

1. The names of any domestic associate public-utility company and its holding company are:

     MidAmerican Energy Company, an Iowa corporation, which is an indirect subsidiary of MidAmerican Holdings.

2. The relationship between the foreign utility company and such domestic associate public-utility company is:

     Northern Electric, CE Electric and CE Electric Holdings are indirectly wholly-owned by MidAmerican Holdings which indirectly holds 100% of the common stock of MidAmerican Energy, the domestic associate public-utility company.

3. The purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company is:

     Not applicable.  MidAmerican Energy did not purchase
     Northern Electric, CE Electric Holdings or CE Electric.

                            EXHIBIT A

     State certifications required under Section 33(a)(2) of the Public Utility Holding Company of 1935 are attached hereto as Exhibit A.

                            SIGNATURE

     The undersigned company has duly caused this to be signed on its behalf by the undersigned thereunto duly authorized.



          MIDAMERICAN ENERGY HOLDINGS COMPANY

          By: /s/ Douglas L. Anderson
                  Douglas L. Anderson
                  Assistant Secretary

Date:  March 12, 1999

Form U-57/A
Notification of Foreign Utility Company Status
Northern Electric, PLC
CE Electric UK, PLC
CE Electric UK Holdings







                            EXHIBIT A


                      STATE CERTIFICATIONS

                    [Dakota City Letterhead]





                       September 18, 1998


BY HAND
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:

Re:


Dear Ladies and Gentlemen:

          We are writing to you with respect to Mid American Energy Holdings Company ("MidAmerican") and its affiliated public utility company, Mid American Energy Company ("Mid American Energy"). The City of Dakota City, Nebraska has jurisdiction over the regulated retail rates of MidAmerican Energy in Dakota City, Nebraska.

          Mid American has represented that it has entered into an Agreement and Plan of Merger providing for a series of transactions pursuant to which MidAmerican will become a wholly owned subsidiary of CalEnergy Company, Inc. ("CalEnergy") and, as a result, Mid American Energy will become a domestic public utility associate with respect to (i) CalEnergy's existing direct and indirect ownership interests in foreign utility companies within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and (ii) any future CalEnergy Mid American system, either directly or through other entities, in one or more foreign countries. We submit this letter pursuant to the requirements of Section 33(a)(2) of the Act.

          The City of Dakota City, Nebraska hereby certifies to you that we have the authority and resources to protect ratepayers subject to our jurisdiction and that we intend to exercise such authority to the fullest extent allowed by law.

Sincerely,




  /s/ Charles Carson
Charles Carson
Mayor
The City of Dakota City, Nebraska

      [South Dakota Public Utilities Commission Letterhead]




October 19, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


Attn:

Re:MidAmerican
   Docket GE98-002
Dear Ladies and Gentlemen:

The South Dakota Public Utilities Commission is writing to you with respect to MidAmerican Energy Holdings Company ("MidAmerican") and its affiliated public utility company, MidAmerican Energy Company ("MidAmerican Energy"). The South Dakota Public Utilities Commission has jurisdiction over the regulated retail electricity and gas rates of MidAmerican Energy in the state of South Dakota.

MidAmerican has represented to the South Dakota Public Utilities Commission that it has entered into an Agreement and Plan of Merger providing for a series of transactions pursuant to which MidAmerican will become a wholly owned subsidiary of CalEnergy Company, Inc. "(CalEnergy") and, as a result, MidAmerican Energy will become a domestic public utility associate with respect to
(i) CalEnergy's existing direct and indirect ownership interests in foreign utility companies within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and (ii) any future CalEnergy MidAmerican system, either directly or through other entities, in one or more foreign countries. This letter is submitted pursuant to the requirements of Section 33(a)(2) of the Act.

The South Dakota Public Utilities Commission hereby certifies to you that it has the authority and resources to protect ratepayers subject to our jurisdiction and that it intends to exercise such authority to the fullest extent allowed by law.

Sincerely,


  /s/ James A. Burg        /s/ Pam Nelson     /s/ Laska Schoenfelder
  James A. Burg            Pam Nelson         Laska Schoenfelder
  Chairman                 Commissioner       Commissioner

cc:  Mr. Robert Wason
   Securities and Exchange Commission
   Office of Public Utility Regulation
   Division of Investment Management
   450 Fifth Street, N.W.
   Washington, D.C.  20549

                       [State of Illinois
            Illinois Commerce Commission Letterhead]



                        January 13, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:
   We are writing to you with respect to MidAmerican Energy
Holdings Company ("MidAmerican") and its affiliated public utility company, MidAmerican Energy Company ("MidAmerican
Energy").

     MidAmerican has represented that it has entered into an Agreement and Plan of Merger providing for a series of transactions pursuant to which MidAmerican will become a wholly owned subsidiary of CalEnergy Company, Inc. "(CalEnergy") and, as a result, MidAmerican Energy will become a domestic public utility associate with respect to (i) CalEnergy's existing direct and indirect ownership interests in foreign utility companies within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and (ii) any future electric or gas facilities acquired by the combined CalEnergy/MidAmerican system, either directly or through other entities, in one or more foreign countries. We submit this letter pursuant to the requirements of Section 33(a)(2) of the Act.

     A 1997 Illinois law implemented changes to historical utility regulation. The law required all regulated electric utilities to reduce their rates to residential consumers in 1998 and, subject to certain specified exceptions, froze such electric rates until 2005. While neither the utilities nor the Illinois Commerce Commission ("Commission") can change bundled electric rates until 2005, the Commission retains jurisdiction to set rates for unbundled delivery service. In addition, electric utilities are subject to other statutory provisions that require a sharing of revenues with consumers if the utility earns more than certain specified thresholds. However, the restructuring legislation gave electric utilities great flexibility in writing down assets and accelerating depreciation, so utilities may be able to avoid triggering the over-earning threshold. Also, the legislation removed Commission authority over the sale, lease or other transfer of assets to affiliated or unaffiliated entities until January 1, 2005. Also, the Commission has jurisdiction over electric and gas delivery system reliability. However, the Commission cannot order a utility to construct additional generation. Finally, while the Commission's authority to approve or disapprove some merger and reorganization transactions has been suspended until 2005, regulated utilities are required to provide the Commission with a 30-day advanced notice of any proposed transaction, with supporting documentation, and to file certain reports thereafter.

     The Illinois Commerce Commission hereby certifies to you that we have the authority and resources to protect Illinois consumers in accordance with the Illinois statutes discussed in the previous paragraph. We intend to exercise such authority.

                              Sincerely,
                              Illinois Commerce Commission



                              /s/ Richard L. Mathias
                              Richard L. Mathias
                              Chairman

cc:  Mr. Brent Gale, MidAmerican Energy Company

                   [State of Iowa Letterhead]



                         March 11, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Commission Members:

This correspondence concerns MidAmerican Energy Holdings Company (MidAmerican) and its affiliated public utility company, MidAmerican Energy Company (MidAmerican Energy). The Iowa Utilities Board has been advised that MidAmerican has entered into an Agreement and Plan of Merger providing for a series of transactions pursuant to which MidAmerican will become a wholly owned subsidiary of CalEnergy Company, Inc. (CalEnergy) and, as a result, MidAmerican Energy will become a domestic public utility associate with respect to (i) CalEnergy's existing direct and indirect ownership interests in foreign utility companies within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act") and (ii) any future electric or gas facilities acquired by the combined CalEnergy/MidAmerican system, either directly or through other entities, in one or more foreign countries. This letter is submitted pursuant to the requirements of Section 33(a)(2) of the Act.

The Iowa Utilities Board hereby certifies to you that it has the authority and resources to protect ratepayers subject to its jurisdiction with respect to this acquisition and that it intends to exercise its authority.

The Iowa Utilities Board has jurisdiction over the Iowa retail electric and gas rates of MidAmerican Energy, which is a public utility company as such term is defined in the Act.

                              Sincerely,




                                /s/ Allan T. Thoms
                              Allan T. Thoms
                              Chairperson
                              Iowa Utilities Board

/gdsEnclosures